Registration No.: 333-83634
Filed Pursuant to Rule 424(b)(3)
SUPPLEMENT NO. 1 DATED NOVEMBER 22, 2002

TO PROXY STATEMENT/PROSPECTUS DATED JUNE 12, 2002

KENTUCKY RIVER PROPERTIES LLC

The following information supplements the proxy statement/prospectus of Kentucky River Properties LLC dated June 12, 2002, and is part of the proxy statement/prospectus. You are urged to carefully review the proxy statement/prospectus and this Supplement No. 1 in connection with your decision as to whether to exercise the subscription rights issued to you as part of the restructuring.

TABLE OF CONTENTS FOR SUPPLEMENT NO. 1

Status of the Restructuring	S-1

Recent Developments	S-2

Forward Looking Statements	S-3

Selected Consolidated Financial Information	S-5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-6

Index to Financial Statements	F-1

STATUS OF THE RESTRUCTURING

Kentucky River Coal Corporation previously distributed a proxy statement/prospectus dated June 12, 2002, that described our proposed corporate restructuring to convert to S corporation status. In the proxy statement/prospectus, we stated that before the date the subscription rights issued as part of the restructuring became exercisable, we would send to each holder of a subscription right a supplement updating the information contained in the proxy statement/prospectus. This Supplement No. 1 is the supplement called for in the proxy statement/prospectus.

The shareholders of Kentucky River Coal Corporation approved the restructuring proposal at a special meeting of shareholders held on July 29, 2002, and the merger to implement the restructuring was completed on July 31, 2002. Over 88% of the common shares issued and outstanding were voted at the special meeting. The restructuring proposal was approved by approximately 87% of the issued and outstanding common shares, and by over 95% of the shares present in person or by proxy and voting at the special meeting that were held by shareholders who received cash and a subscription right in the merger.

The 70 majority shareholders that have remained shareholders of Kentucky River Coal Corporation were those shareholders that submitted valid elections for, and held at least, 150 shares. Those shareholders who held fewer shares or who did not otherwise qualify to be majority shareholders, other than those shareholders who properly dissented from the restructuring, received $4,000 in cash and a subscription right to subscribe for one Kentucky River Properties LLC membership unit, at an exercise price of $4,000 per membership unit, for each common share held prior to the merger. The majority shareholders held a total of 40,414 common shares and the minority shareholders held a total of 21,491 common shares.

On December 1, 2002, the subscription rights for Kentucky River Properties LLC membership units will become exercisable and will remain exercisable for a 30-day period. Holders may exercise their subscription rights at any time during normal business hours on any business day during the exercise period by surrendering the subscription right certificate to Kentucky River Properties LLC, c/o Fifth Third Bank, MD #735711, 250 West Main Street, Suite 100, Lexington, Kentucky 40507, with the notice of exercise properly completed and signed, together with payment of the exercise price. The subscription rights will expire at 5:00 p.m., Eastern Time, on December 30, 2002. For more information regarding the subscription rights, we urge you to carefully review “Kentucky River Properties LLC—Description of Subscription Rights” beginning on page 62 of the proxy statement/prospectus. For more information on the membership units that you would receive upon the exercise of your subscription rights, we urge you to carefully review “Kentucky River Properties LLC—Description of Operating Agreement and Membership Units” beginning on page 63 of the proxy statement/prospectus.

If you have questions or would like additional copies of this Supplement No. 1 or the proxy statement/prospectus, you should contact our Secretary, Carroll R. Crouch, at Kentucky River Coal Corporation, 200 West Vine Street, Suite 8-K, Lexington, Kentucky 40507, telephone: (859) 254-8498.

No later than November 30, 2002, Kentucky River Coal Corporation will contribute all of its assets, except for its membership units in Kentucky River Properties LLC, to Kentucky River Properties LLC, and Kentucky River Properties LLC will assume all of its obligations. In consideration for this transfer of assets and liabilities, Kentucky River Properties LLC will issue to Kentucky River Coal Corporation 40,413 membership units, an amount so that Kentucky River Coal Corporation will hold the number of membership units equal to the number of common shares held by the majority shareholders immediately before the merger.

RECENT DEVELOPMENTS

Restructuring of the Board of Directors of Kentucky River Coal Corporation and the Managers of Kentucky River Properties LLC

At a Kentucky River Coal Corporation board meeting held on October 16, 2002, Messrs. Rutheford B. Campbell, Jr., Gary I. Conley, Robert L. Frantz, Peter Kirill, Jr., Fred N. Parker and William T. Young resigned their positions as members of the board of directors effective December 31, 2002. Thereafter, the Kentucky River Coal Corporation board of directors will be composed of Messrs. Catesby W. Clay, James G. Kenan, III and Chiswell D. Langhorne, Jr.

At a meeting of the managers of Kentucky River Properties LLC that directly followed the Kentucky River Coal Corporation board meeting, Messrs. Campbell, Frantz, Kirill and Young were appointed as managers of Kentucky River Properties LLC. The managers of Kentucky River Properties LLC are currently Messrs. Campbell, Clay, Conley, Frantz, Kenan, Kirill, Langhorne, Parker and Young.

These changes occurred to better position Kentucky River Properties LLC to comply with the requirements of the Sarbanes-Oxley Act of 2002.

For more information on the individuals who are directors of Kentucky River Coal Corporation and the individuals who are managers of Kentucky River Properties LLC, we urge you to carefully review “Kentucky River Coal Corporation—Directors and Officers” beginning on page 150 of the proxy statement/prospectus.

Horizon Natural Resources Company

One of our largest lessees, Horizon Natural Resources Company (formerly known as AEI Resources Holdings, Inc.), which accounted for 28% of our royalty revenues for the nine months ended September 30, 2002, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on November 13, 2002. Horizon has indicated that it does not expect the proceedings to impact the ordinary course of its daily operations. However, if Horizon does not successfully reorganize or if it were to reject some or all of our leases in its reorganization, we could experience a material adverse effect on our business, financial condition or results of operations. Revenues from Horizon totaled $5.4 million, $6.4 million and $6.4 million in 1999, 2000 and 2001, respectively, and $6.5 for the nine months ended September 30, 2002. There are no past due receivables due from Horizon.

FORWARD LOOKING STATEMENTS

The proxy statement/prospectus and this Supplement No. 1 contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The statements include those identified by such words as “may,” “will,” “expect,” “anticipate,” “believe,” “plan,” “project,” “should,” and other similar terminology. These forward-looking statements reflect our current expectations regarding future events and operating and financial performance and are based upon data available at the time of the statements. Although we believe the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance the forward-looking statements included herein will prove to be accurate. Actual results involve risks and uncertainties, including both those specific to Kentucky River Properties LLC and those specific to the industry, and could differ materially from expectations. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to:

•	the ability of our lessees to produce sufficient quantities of coal on an economic basis from our reserves;

•	the volatility of commodity prices for coal;

•	the financial condition of our primary lessees;

•	changes in fuel consumption patterns by electric power generators away from the use of coal;

•	competition among producers in the coal industry;

•	ability of our lessees to enter into long-term supply contracts;

•	fluctuations in transportation costs and the availability or reliability of transportation of coal mined from our properties;

•	labor relations and costs;

•	the extent to which amount and quality of coal our lessees are able to economically recover differs from estimated recoverable coal reserves;

•	the ability to replace or increase our reserves on satisfactory terms;

•	availability of cash from lessees to enable payment of distributions comparable to historic levels;

•
changes in governmental regulation or enforcement practices, especially with respect to mining environmental, health and safety matters, such as emissions levels applicable to electric power generators and steel manufacturers; and

•	economic and political conditions, including inflation and interest rates.

Many of these factors are difficult to predict and are beyond our control.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except share data)

We are providing the following financial information to help you in your analysis of the financial aspects of the restructuring. The annual selected historical consolidated financial data presented below has been derived from our audited consolidated financial statements. As this information is only a summary, it should be read in conjunction with our historical consolidated financial statements and related notes contained in our proxy statement/prospectus dated June 12, 2002.

	Year Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Income Statement Data:
Revenues:
Coal royalties	$22,392	$23,655	$23,887	$25,324	$28,233	$20,197	$22,052
Rents and haulage	3,478	2,625	2,286	2,021	1,816	1,276	1,846
Oil and gas	3,520	2,365	2,665	2,735	3,051	3,131	920
Gain on the sale of revenue-producing properties					4,458

Total revenues	$29,390	$28,645	$28,838	$30,080	$37,558	$24,604	$24,818
Expenses:
Operating, general, and administrative expenses	$6,462	$5,867	$5,344	$5,315	$5,809	$3,825	$4,611
Oil and gas expenses	1,318	1,141	1,330	943	686	701	96

Total expenses	$7,780	$7,008	$6,674	$6,258	$6,495	$4,526	$4,707

Income from operations	$21,610	$21,637	$22,164	$23,822	$31,063	$20,078	$20,111
Other income (expense):
Interest and dividend income	1,433	3,084	3,337	2,287	1,801	1,432	1,719
Gain on sale of securities	10,453	14,414	718	7,772	3,441	688	576
Unrealized gain (loss) on trading securities	5,596	1,429	6,406	(2,743)	(4,983)	(7,703)
Gain on sale of assets	946	87	1,042	1,640	2,270	339	842
Interest expense							(7)
Other income	479	841	424	587	408	383	321

Income before taxes	$40,517	$41,492	$34,091	$33,365	$34,000	$15,217	$23,562
Income tax expense	12,318	14,482	12,020	11,634	11,931	5,118	7,713

Net income	$28,199	$27,010	$22,071	$21,731	$22,069	$10,099	$15,849

Basic earnings per share	$372.02	$357.00	$293.43	$324.65	$357.16	$162.99	$278.52

Diluted earnings per share	$371.95	$356.73	$293.43	$324.43	$356.71	$162.81	$278.38

Basic shares	75,801	75,657	75,216	66,937	61,790	61,963	56,904

Diluted shares	75,816	75,714	75,216	66,982	61,867	62,031	56,933

Dividends declared per common share	$183.00	$170.00	$180.00	$190.00	$235.00	$195.00	$231.00

Balance Sheet Data (at period end):
Total assets	$125,664	$122,386	$130,381	$107,131	$105,243	$95,045	$27,323
Long-term liabilities	$0	$0	$0	$0	$0	$0	$0
Total liabilities	$12,941	$3,300	$5,837	$5,203	$2,627	$1,809	$5,230
Stockholders’ equity	$112,723	$119,086	$124,544	$101,928	$102,616	$93,231	$22,093

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(For the nine months ended September 30, 2002)

Results of Operations

Nine Months Ended September 30, 2002 Compared With Nine Months Ended September 30, 2001

Net Income.    Net income was $15.8 million for the nine months ended September 30, 2002, as compared to $10.1 million for the nine months ended September 30, 2001, an increase of $5.7 million, or 56%. The increase is attributable to the increase in other income offset by the related increase in income taxes.

Revenues.    Total revenues for the nine months ended September 30, 2002, were $24.8 million compared to $24.6 million for the nine months ended September 30, 2001, an increase of $214,000, or 1%. The increase is primarily attributable to the combined effect of the increase in coal royalty revenues offset by the decline in oil and gas revenues resulting from the sale of most of our oil and gas wells late in 2001.

Coal royalty revenues for the nine months ended September 30, 2002, were $22.1 million for 10.1 million tons compared to $20.2 million for 9.4 million tons for the nine months ended September 30, 2001, an increase of $1.9 million, or 9%, and 700,000 tons, or 7%. During 2002, minimum royalties of $3.5 million for 2.0 million tons were received from a lessee for the previous four production years. These minimum royalties were not recognized as revenue in prior periods as collectability was not reasonably assured. Excluding this minimum royalty, royalty revenue and production were $18.6 million for 8.1 million tons, down 8% and 14%, respectively, for the nine months ended September 30, 2002 compared to the same 2001 period. Excluding this minimum royalty, realization increased to $2.28 per ton for the nine months ended September 30, 2002, up from $2.14 for the year ago period, an increase of 7%. Demand for coal was soft early in 2002 as a result of the mild winter, and the utilities were working off stockpiles they had built up to avoid the shortages that occurred in the winter of 2001. More recently, the unusually warm summer caused the stockpiles to shrink, which should have resulted in higher demand for coal in the fourth quarter of 2002. However, the increase in demand has not been as great as anticipated during the third quarter 2002 and the first part of the fourth quarter 2002. While we expect production from our properties to improve for the fourth quarter of 2002, production for the full year (excluding the minimum tonnages noted above) is likely to be down by approximately 8% to 12% compared to the 2001 year. The higher realization per ton occurred despite sharply lower spot coal prices in early first half of 2002 relative to the same period in 2001, indicating that our lessees were able to increase some of the prices in their sales contracts during the period of higher prices in 2000 and 2001. We expect realization per ton for all of 2002 will be slightly above that of 2001. The realization per ton in the fourth quarter of 2001 was higher than the average realization for the nine months ended September 30, 2002. Absent changes in the market, the realization per ton for the fourth quarter 2002 is likely to be below that of the fourth quarter 2001. Please see “Recent Developments” for a discussion of the filing by one of our largest lessees, Horizon Natural Resources Company, for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Rents and haulage were $1.8 million for the nine months ended September 30, 2002, compared to $1.3 million for the nine months ended September 30, 2001, an increase of $570,000, or 45%. The increase was due to an increase in haulage tonnage to 4.5 million tons for the nine months ended September 30, 2002, from 2.8 million tons for the year-ago period offset by a decrease in the realization to $.40 per ton in the same 2002 period from $.44 per ton for the year-ago period. The increase in haulage revenue and tonnage as well as the decrease in haulage realization is due primarily to minimum haulage of $269,000 for 1.3 million tons recognized in 2002 from a lessee for the past four years minimum haulage requirements. This revenue was not recognized in prior periods as collectability was not reasonably assured. Excluding this minimum haulage, haulage tonnage was 3.2 million tons with a realization of $.48 per ton, an increase of 400,000 tons, or 14%, and $.04 per ton, or 9%. Since haulage revenues are generated by the processing by our lessees of coal belonging to others, the tonnage fluctuates depending on the extent to which our lessees are mining inside or outside our property boundaries. Haulage is based in part on a percentage of the sales price, so like royalties, the realization is a function of price.

Oil and gas sales and royalties were $920,000 for the nine months ended September 30, 2002, compared to $3.1 million for the nine months ended September 30, 2001, a decrease of $2.2 million, or 71%. The decrease is mainly attributable to the sale of the majority of our oil and gas working interests during the fourth quarter of 2001 which was effective as of June 30, 2001. A decrease in prices, especially for natural gas, also had an effect in the decline. During 2002, six gross, or three net, new working interest gas wells came on-line and began contributing nominally to oil and gas revenue. We anticipate continuing to participate in gas drilling efforts during the remainder of the year at a modest rate. Accordingly, the full year comparison for 2002 should be stronger than that of the nine months of 2002, but oil and gas revenues are still expected to be less than 50% of 2001 oil and gas revenues.

Operating Costs and Expenses.    Aggregate operating costs and expenses for the nine months ended September 30, 2002, were $4.7 million compared to $4.5 million for the nine months ended September 30, 2001, an increase of $200,000, or 4%. The increase in operating expenses relates to the increase in operating, general and administrative expenses offset by the decrease in oil and gas operating expenses.

Income from operations remained flat at $20.1 million for the nine months ended September 30, 2002 and 2001, respectively. Income from operations was unchanged due to the increase in coal royalty and rents and haulage revenue offset by the decrease in oil and gas revenue.

Operating, general and administrative expenses were $4.6 million for the nine months ended September 30, 2002 compared to $3.8 million for the nine months ended September 30, 2001, an increase of $800,000, or 21%. The increase is attributable to the expenses associated with our restructuring transaction.

Oil and gas expenses were $96,000 for the nine months ended September 30, 2002, compared to $701,000 for the nine months ended September 30, 2001, a decrease of $605,000, or 86%. This decrease resulted from the sale of the majority of our oil and gas working interests during the fourth quarter of 2001which was effective as of June 30, 2001. We project the trend in our lower oil and gas operating expenses will continue and anticipate that these expenses will fall by 80% in 2002 as a result of this sale. Our royalty interests bear no operating expenses other than severance taxes, so following the sale of the working interests, oil and gas expenses should decline disproportionately more than oil and gas revenues for the year 2002.

Other Income.    Other income was $3.5 million for the nine months ended September 30, 2002, compared to a loss of $4.9 million for the nine months ended September 30, 2001, an increase of $8.4 million. The difference is primarily the result of the change in unrealized security gains and losses.

There was no net unrealized gain or loss on trading securities for the nine months ended September 30, 2002, because the trading securities portfolio was liquidated during the first quarter 2002. By comparison, the net unrealized loss for the nine months ended September 30, 2001, was $7.7 million.

Gain on sale of securities decreased to $576,000 for the nine months ended September 30, 2002, compared to $688,000 for the nine months ended September 30, 2001, a decrease of $112,000, or 16%. During the nine months ended September 30, 2002, our trading securities portfolio was entirely liquidated and our available-for-sale securities portfolio was mostly liquidated, in order to reduce our exposure to near-term market volatility in light of the need for liquid assets to finance the restructuring. The proceeds from the securities sales were invested in short-term U.S. treasury bills. As those short-term U.S. treasury bills matured or were sold the proceeds were retained as cash.

Interest and dividend income was $1.7 million for the nine months ended September 30, 2002, compared to $1.4 million for the nine months ended September 30, 2001. The $287,000, or 20%, increase was primarily due to the liquidation of our trading securities portfolio from which the proceeds were invested in short-term U.S. Treasury bills. As these U.S. Treasury bills matured or were sold the proceeds were retained as cash. Accordingly, we expect interest and dividend income to decline during the fourth quarter 2002.

Gain on sale of land and improvements was $842,000 for the nine months ended September 30, 2002, compared to $339,000 for the nine months ended September 30, 2001, an increase of $503,000, or 148%. Variations in gains on sale of land and improvements result from the irregular nature, in both size and timing, of such sales.

Other income, consisting mostly of sales of standing timber, was $321,000 for the nine months ended September 30, 2002, compared to $383,000 for the nine months ended September 30, 2001, a decrease of $62,000, or 16%. Timber revenues fluctuate significantly from year to year, depending on a number of factors, including marketing conditions, weather, species mix and the level of harvesting in advance of surface mining operations.

Income Taxes.    Income tax expense was $7.7 million (effective tax rate of 33%) for the nine months ended September 30, 2002, based on pretax income of $23.6 million as compared with $5.1 million (effective tax rate of 34%) for the nine months ended September 30, 2001, based on pretax income of $15.2 million for the year earlier period. The $2.6 million, or 51%, increase was primarily due to the election of the S corporation status in the third quarter effective January 1, 2003 and the corresponding tax effect of oil and gas drilling costs as well as the tax effect of unrealized losses on trading securities from the September 30, 2001 reporting period.

Liquidity and Capital Resources

Historically, we have generally satisfied our working capital requirements and funded our capital expenditures with cash generated from operations. We believe that cash generated from operations for at least the next several years will be sufficient to meet our working capital requirements, anticipated capital expenditures and debt payments resulting from debt incurred to finance the restructuring. Our ability to satisfy our debt service obligations, to fund planned capital expenditures, to make acquisitions and to pay distributions to our investors will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry, and financial, business and other factors, some of which are beyond our control.

Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2002, was $36.6 million compared to $14.1 million for the nine months ended September 30, 2001. The increase in cash provided by operating activities was due to the liquidation of our trading securities portfolio in preparation for funding the restructuring. Excluding securities transactions, net cash provided by operating activities for the nine months ended September 30, 2002, was $17.8 million compared to $6.3 million for the comparable period for 2001.

Net cash provided by investing activities for the nine months ended September 30, 2002, was $39.8 million compared to $3.9 million for the nine months ended September 30, 2001. The increase in cash provided by investing activities is due mainly to the increase in net purchase and sale transactions of available-for-sale and held-to-maturity securities. Excluding the purchases and sales of securities, net cash provided by investing activities for the nine months ended September 30, 2002, was $1.3 million compared to $590,000 for the comparable 2001 period, an increase of $752,000. This increase is attributable to an increase in the sale of land and improvements in preparation for funding the restructuring offset by the purchase of properties and equipment consisting primarily of oil and gas wells costs.

Net cash used in financing activities for the nine months ended September 30, 2002, was $92.4 million compared to $17.7 million for the nine months ended September 30, 2001. The increase reflects the combined effect of the increase in the repurchase of common stock, the increase in the issuance of stock under employee stock options, and proceeds from financing arrangements. During the nine months ended September 30, 2002, payments were made for minority shares of stock in accordance with the restructuring. Additionally, $1.8 million was received during the nine months ended September 30, 2002, from the sale of common shares under the employee stock plan. The same prior year period had employee stock plan sales of $95,000. Proceeds from the financing arrangement entered into in August 2002 were $3 million. Cash dividends paid were decreased to $11.2 million for the nine months ended September 30, 2002, compared to $12.1 million for the comparable 2001 period reflecting the reduction in the number of shareholders paid in the September 2002 dividend.

Capital Expenditures

For the nine months ended September 30, 2002, capital expenditures were $963,000 compared to $302,000 for the comparable 2001 period. For each of these periods, we used cash generated from operations to fund capital expenditures. Our capital expenditures in each year included those made to support equipment and facilities and acquire land. Additionally, in 2002, capital expenditures were made for eleven gross, or five net, new gas wells drilled of which six gross, or three net, wells are on-line.

We anticipate that our average annual maintenance capital expenditures will be less than $1.0 million. Total capital expenditures, though, may increase, as we seek acquisitions of coal reserves and other strategic assets. Currently, we expect capital expenditures to be funded by cash generated by operations.

INDEX TO FINANCIAL STATEMENTS

Pro Forma Financial Information

Kentucky River Properties LLC
(Unaudited)

Unaudited Pro Forma Consolidated Financial Statements	F-2

Unaudited Pro Forma Consolidated Statement of Income for the Nine Months Ended September 30, 2002	F-3

Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2001	F-4

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2002	F-5

Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6

Financial Statements of Kentucky River Coal Corporation and Subsidiaries
(Unaudited)

Consolidated Condensed Balance Sheets as of September 30, 2002 and December 31, 2001	F-8

Consolidated Condensed Statements of Income for the Nine and Three Months ended September 30, 2002 and 2001	F-9

Consolidated Condensed Statements of Cash Flows for the Nine Months ended September 30, 2002 and 2001	F-10

Notes to Consolidated Condensed Financial Statements	F-11

KENTUCKY RIVER COAL CORPORATION

Unaudited Pro Forma Consolidated Financial Statements

The unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2002 and the unaudited Pro Forma Consolidated Statements of Income for the nine months ended September 30, 2002 and for the year ended December 31, 2001 have been prepared from the historical financial statements beginning on page F-8 of this Supplement No. 1 and beginning on page F-1 of the proxy statement/prospectus dated June 12, 2002.

The accompanying unaudited Pro Forma Consolidated Financial Statements as of September 30, 2002 and for the year ended December 31, 2001 give effect to the restructuring, and assume a 50% participation rate in the exercise of subscription rights for Kentucky River Properties LLC membership units. For purposes of the unaudited Pro Forma Consolidated Statements of Income, these transactions are assumed to have occurred on the first day of each period presented. For purposes of the unaudited Pro Forma Consolidated Balance Sheet, these transactions are assumed to have occurred on September 30, 2002.

Management believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the proposed restructuring. The unaudited Pro Forma Consolidated Financial Statements do not necessarily reflect what results of operations or financial position would have been had such transactions been completed as of the dates indicated nor do they give effect to any events other than those discussed in the notes to the unaudited Pro Forma Consolidated Financial Statements or to project the results of operations or financial position for any future period or date. You are urged to carefully read these unaudited Pro Forma Consolidated Financial Statements in conjunction with “Selected Consolidated Financial Information” beginning on page S-5 of this Supplement No. 1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page S-6 of this Supplement No. 1.

KENTUCKY RIVER COAL CORPORATION

Unaudited Pro Forma Consolidated Statement of Income
For the Nine Months Ended September 30, 2002
(in thousands, except share and per share amounts)

	Nine Months Ended September 30, 2002
	Historical	Transaction Adjustments		Pro Forma
				Kentucky River Properties LLC	Consolidating Entries		KRCC S Corporation
Operating income:
Income from revenue-producing properties:
Coal:
Royalties	$22,052			$22,052			$22,052
Rents and haulage	1,846			1,846			1,846
Oil and gas:
Sales	193			193			193
Royalties	727			727			727

Total income from revenue-producing properties	24,818			24,818			24,818
Expenses:
Operating, general and administrative	4,611	(77	)(a)	4,534			4,534
Oil and gas expenses:
Operating	91			91			91
Exploration and development	5			5			5

Total expenses	4,707	(77)		4,630			4,630

Income from operations	20,111	77		20,188			20,188
Other income (expense):
Interest and dividend income	1,719	(1,695	)(a)	24			24
Interest expense	(7)	(91	)(b)	(98)			(98)
Gain on sale of land	842			842			842
Other	321			321			321
Gain on sale of securities	576	(576	)(a)

Total other income	3,451	(2,362)		1,089			1,089

Income before income taxes	23,562	(2,285)		21,277			21,277
Minority interest					(4,469	)(f)	(4,469)
Income taxes	7,713	(7,713	)(c)(d)

Net income	$15,849	$5,428		$21,277	$(4,469)		$16,808

Basic earnings per share / unit:
Historical	$278.52

Pro forma				$415.90			$415.90

Average shares/units outstanding	56,904			51,160			40,414

See accompanying notes to unaudited pro forma financial statements

KENTUCKY RIVER COAL CORPORATION

Unaudited Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2001—Revised
(in thousands, except share and per share amounts)

	Year Ended December 31, 2001
	Historical	Transaction Adjustments		Pro Forma
				Kentucky River Properties LLC	Consolidating Entries		KRCC S Corporation
Operating income:
Income from revenue-producing properties:
Coal:
Royalties	$28,233			$28,233			$28,233
Rents and haulage	1,816			1,816			1,816
Oil and gas:
Sales	1,801	(1,524	)(e)	277			277
Royalties	1,250			1,250			1,250

Total income from revenue-producing properties	33,100	(1,524)		31,576			31,576
Gain on sale of revenue-producing properties	4,458	(4,458	)(e)

Total operating income	37,558	(5,982)		31,576			31,576
Expenses:
Operating, general and administrative	5,809	(387	)(a)	5,422			5,422
Oil and gas expenses:
Operating	611	(475	)(e)	136			136
Exploration and development	75			75			75

Total expenses	6,495	(862)		5,633			5,633

Income from operations	31,063	(5,120)		25,943			25,943
Other income (expense):
Interest and dividend income	1,801	(1,764	)(a)	37			37
Interest expense		(478	)(b)	(478)			(478)
Gain on sale of land	2,270			2,270			2,270
Other	408			408			408
Gain on sale of securities	3,441	(3,441	)(a)
Unrealized loss-trading securities	(4,983)	4,983	(a)

Total other income	2,937	(700)		2,237			2,237

Income before income taxes	34,000	(5,820)		28,180			28,180
Minority interest					(5,919	)(f)	(5,919)
Income taxes	11,931	(11,931	)(c)(d)

Net income	$22,069	$6,111		$28,180	$(5,919)		$22,261

Basic earnings per share/unit:
Historical	$357.16

Pro forma				$550.82			$550.82

Average shares/units outstanding	61,790			51,160			40,414

See accompanying notes to unaudited pro forma financial statements.

KENTUCKY RIVER COAL CORPORATION

Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2002
(in thousands)

	September 30, 2002
	Historical	Transaction Adjustments		Pro Forma
				Kentucky River Properties LLC	Consolidating Entries		KRCC S Corporation
Assets
Investments:
Available-for-sale securities	$1,537			1,537			1,537
Land and improvements	7,097			7,097			7,097

Total investments	8,634			8,634			8,634
Cash and cash equivalents	4,094	42,984	(a)	47,078			47,078
Other assets:
Accounts receivable—trade	4,552			4,552			4,552
Accrued interest receivable	31			31			31
Income taxes receivable	647			647			647
Investment in limited partnerships.	2,574			2,574			2,574
Other receivables and prepaid expenses	66			66			66

Total other assets	7,870			7,870			7,870
Properties and equipment, net	6,725			6,725			6,725

	$27,323	42,984		70,307			70,307

Liabilities and Stockholders’ Equity

Accounts payable and accrued expenses.	$670			670			670
Accounts payable—former shareholders	1,291			1,291			1,291
Note payable	3,000			3,000			3,000
Deferred income taxes	269	(269	) (b)

Total liabilities	5,230	(269)		4,961			4,961
Minority interest					42,984	(d)	42,984
Stockholders’ equity:
Common stock	1,010	(1,010	) (c)		1,010	(e)	1,010
Additional paid-in capital	3,559	(3,559	) (c)		3,559	(e)	3,559
Accumulated other comprehensive income	397	(397	) (c)		397	(e)	397
Retained earnings	17,127	397	(c)		(397	) (e)	17,396
		269	(b)		17,793	(e)
		(17,793	) (c)
LLC unitholders’ equity		42,984	(a)	65,346	(42,984	) (d)
		17,793	(c)		(17,793	) (e)
		1,010	(c)		(1,010	) (e)
		3,559	(c)		(3,559	) (e)

Total stockholders’ equity	22,093	43,253		65,346	(42,984)		22,362

	$27,323	42,984		70,307			70,307

See accompanying notes to unaudited pro forma financial statements.

KENTUCKY RIVER COAL CORPORATION

Notes to Unaudited Pro Forma Consolidated Financial Statements

1)    Pro Forma Adjustments for the Consolidated Statements of Income

a)  Reflects the estimated reduction of investment income and expenses as a result of the sale of investments to provide cash for purchase of shares to complete our restructuring transaction. We liquidated most of our portfolio of corporate equity and debt securities in March 2002 and reinvested the proceeds in short-term U.S. Treasury securities. We liquidated our fixed income portfolio just prior to the closing of the merger to provide most of the cash needed to finance the merger.

b)  Reflects estimated interest expense on loan used to pay for minority common shares computed at weighted average one month LIBOR plus 2.25%, an effective rate of 4.34% for the nine months ended September 30, 2002, and 6.36% for the year ended December 31, 2001, in accordance with a $20,000,000 loan commitment. As of September 30, 2002, we had borrowed $3,000,000 to fund the redemption of the 21,491 shares owned by the minority shareholders. Interest on the loan is to be paid monthly computed at one month LIBOR plus 2.25%. Principal prepayment is allowed, however, amortization over a 24-month period must begin April 1, 2003, on any outstanding balance. A one-percent increase in interest rates would have decreased earnings per share by $1.48 for the year ended December 31, 2001.

c)  Reflects no income taxes due to classification as a pass-through entity by both the S corporation and the limited liability company. Assumption is that most taxes will be owed by our shareholders and unitholders.

d)  Once we change to S corporation status, remaining deferred tax assets and liabilities will be eliminated through a charge to income tax for the current period. Since this charge would be a one-time event, the charge is not reflected in the unaudited Pro Forma Consolidated Statements of Income.

e)  Reduces income, expense, and gain on sale attributable to working interest in oil and gas properties that were sold in November 2001.

f)  Reflects the elimination of S corporation’s share of Kentucky River Properties LLC income. The income from consolidated subsidiary is calculated based upon estimated average shares outstanding owned by the S corporation in relation to the total average units outstanding of Kentucky River Properties LLC. For the nine months ended September 30, 2002, if a 25% participation or purchase of 5,373 units assumption was used, earnings per share/unit would be $464.70, and if a 75% participation or purchase of 16,118 units assumption was used, earnings per share/unit would be $376.37. For the year ended December 31, 2001, if a 25% participation or purchase of 5,373 units assumption was used, earnings per share/unit would be $615.46, and if a 75% participation or purchase of 16,118 units assumption was used, earnings per share/unit would be $498.48.

2)    Pro Forma Adjustments for the Consolidated Balance Sheet

a)  This adjustment reflects the receipt of $42,984,000 assuming 50% participation or a purchase of 10,746 units at $4,000 per unit in conjunction with the offering. The following table summarizes the cash received by Kentucky River Properties LLC at various levels of participation by the minority shareholders.

Minority Participation Percentage	Units Purchased at $4,000 each	Amounts
0%	-0-	$-0-
20%	4,298	$17,192,000
40%	8,596	$34,384,000
50%	10,746	$42,984,000
60%	12,895	$51,580,000
80%	17,193	$68,772,000
100%	21,491	$85,964,000

b)  Reflects reversal of deferred income taxes recorded as a result of obtaining S corporation status.

c)  Reflects transfer of assets and liabilities to Kentucky River Properties LLC by Kentucky River Coal Corporation.

d)  Eliminates the minority interest reflected in transaction adjustment (a) noted above and records Kentucky River Properties LLC’s unitholders equity.

e)  Reflects reclassification of owners’ equity to conform to financial statements presented on a consolidated basis.

3)    Computation of Pro Forma Dividend Distributions—Revised

Kentucky River Properties LLC intends to distribute at least 90% of its taxable income per unit, which should closely correlate to earnings per unit, to its unitholders on an annual basis for at least five years. Kentucky River Coal Corporation, the S corporation, intends to distribute at least 80% of its taxable income per share, which should closely correlate to earnings per share, to its shareholders on an annual basis for at least five years. Had the proposed restructuring been in effect for the year ended December 31, 2001, and the nine months ended September 30, 2002, earnings available for dividend distributions would be as follows:

	Year Ended December 31, 2001		Nine Months Ended September 30, 2002
	Kentucky River Coal Corporation (S corporation)	Kentucky River Properties LLC	Kentucky River Coal Corporation (S corporation)	Kentucky River Properties LLC
Pro forma earnings per share/unit	$550.82	$550.82	$415.90	$415.90

Pro forma dividend to Kentucky River Properties LLC unitholders at 90% of pro forma earnings per unit		$495.74		$374.31

Pro forma dividend to Kentucky River Coal Corporation shareholders at 80% of pro forma earnings per share	$440.66		$332.72

TOTALS	$440.66	$495.74	$332.72	$374.31

KENTUCKY RIVER COAL CORPORATION AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
September 30, 2002 and December 31, 2001
(In thousands, except share and per share data)

	September 30, 2002	December 31, 2001
	(unaudited)
Assets
Investments:
Trading securities	$—	20,322
Available-for-sale securities	1,537	19,354
Held-to-maturity securities	—	20,552
Land and improvements	7,097	8,466

Total investments	8,634	68,694

Cash and cash equivalents	4,094	20,109

Other assets:
Accounts receivable—trade	4,552	4,334
Accrued interest receivable	31	98
Income tax receivable	647	3,388
Investment in limited partnerships	2,574	2,574
Other receivables and prepaid expenses	66	10

Total other assets	7,870	10,404

Properties and equipment:
Land and revenue-producing properties	11,932	11,932
Oil and gas properties	3,408	2,731
Buildings and equipment	2,745	2,616
Less accumulated depletion and depreciation	(11,360)	(11,243)

Properties and equipment, net	6,725	6,036

	$27,323	105,243

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$670	713
Accounts payable—former shareholders	1,291	—
Income taxes payable	—	1
Notes payable	3,000	—
Deferred income taxes	269	1,913

Total liabilities	5,230	2,627

Stockholders’ equity:
Common stock, par value of $25 a share. Authorized 100,000 shares; issued and outstanding 40,414 and 61,276 shares in 2002 and 2001, respectively	1,010	1,532
Additional paid-in capital	3,559	1,782
Accumulated other comprehensive income	397	1,386
Retained earnings	17,127	97,916

Total stockholders’ equity	22,093	102,616
Commitments and contingencies	—	—

	$27,323	105,243

See accompanying notes to unaudited consolidated condensed financial statements.

KENTUCKY RIVER COAL CORPORATION AND SUBSIDIARIES

Consolidated Condensed Statements of Income
Nine and Three Months ended September 30, 2002 and 2001
(In thousands, except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2002	2001	2002	2001
	(unaudited)		(unaudited)
Revenues:
Coal royalties	$22,052	20,197	5,346	6,367
Rents and haulage	1,846	1,276	541	567
Oil and gas sales and royalties	920	3,131	273	768

Total revenues	24,818	24,604	6,160	7,702
Operating costs and expenses:
Operating, general, and administrative	4,611	3,825	1,400	1,178
Oil and gas expenses	96	701	26	222

Total operating costs and expenses	4,707	4,526	1,426	1,400

Operating income	20,111	20,078	4,734	6,302

Other income (expense):
Unrealized losses on trading securities	—	(7,703)	—	(3,896)
Gain (loss) on sales of securities, net	576	688	—	(274)
Interest and dividend income	1,719	1,432	201	429
Gain on sale of land and improvements	842	339	—	—
Interest expense	(7)	—	(7)	—
Other income	321	383	156	153

Total other income (loss)	3,451	(4,861)	350	(3,588)

Income before income taxes	23,562	15,217	5,084	2,714
Income taxes	7,713	5,118	1,235	899

Net income	$15,849	10,099	3,849	1,815

Earnings per share:
Basic	$278.52	162.99	81.17	29.62

Diluted	$278.38	162.81	81.17	29.59

Weighted average number of common shares outstanding:
Basic	56,904	61,963	47,422	61,278

Diluted	56,933	62,031	47,422	61,346

See accompanying notes to unaudited consolidated condensed financial statements.

KENTUCKY RIVER COAL CORPORATION AND SUBSIDIARIES

Consolidated Condensed Statements of Cash Flows
Nine Months ended September 30, 2002 and 2001
(In thousands)

	Nine Months Ended September 30,
	2002	2001
	(unaudited)
Cash flows from operating activities:
Net income	$15,849	10,099
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses on trading securities	—	7,703
Depreciation, depletion, and amortization	137	419
Gain on sales of securities, net	(576)	(688)
Gain on sale of land and improvements	(842)	(339)
Gain on sale of equipment	(8)	(66)
Deferred income taxes	(1,147)	(2,762)
Purchase of trading securities	(97)	(5,715)
Proceeds from sale of trading securities	19,466	6,546
Changes in assets and liabilities:
Increase in accounts receivable—trade	(218)	(229)
Decrease in accrued interest receivable	67	246
Decrease (increase) in income tax receivable	2,741	(1,001)
Increase in other receivables and prepaid expenses	(56)	(24)
(Decrease) increase in accounts payable and accrued expenses	(43)	176
Increase in accounts payable—former shareholders	1,291	—
Decrease in income taxes payable	(1)	(236)

Net cash provided by operating activities	36,563	14,129

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	36,390	9,683
Proceeds from maturities of held-to-maturity securities	132,410	29,982
Purchases of securities:
Available-for-sale	(18,527)	(3,865)
Held-to-maturity	(111,810)	(32,462)
Purchases of properties and equipment	(877)	(199)
Proceeds from sale of properties and equipment	8	77
Proceeds from sale of land and improvements	2,297	815
Purchases of land and improvements	(86)	(103)

Net cash provided by investing activities	39,805	3,928

Cash flows from financing activities:
Dividends paid	(11,212)	(12,157)
Repurchase of common stock	(85,964)	(5,672)
Proceeds from sale of common stock under stock plan	1,793	95
Proceeds from note payable	3,000	—

Net cash used in financing activities	(92,383)	(17,734)

Net (decrease) increase in cash and cash equivalents	(16,015)	323
Cash and cash equivalents, beginning of period	20,109	4,483

Cash and cash equivalents, end of period	$4,094	4,806

Cash paid during the year for income taxes	$6,121	9,106

See accompanying notes to unaudited consolidated condensed financial statements.

KENTUCKY RIVER COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(Unaudited)

September 30, 2002 and December 31, 2001

(In thousands, except share data)

(1)    Financial Statement Presentation

The unaudited consolidated condensed financial statements for the three months and nine months ended September 30, 2002 and 2001, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, these statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. In the opinion of management of the Company, all adjustments necessary for a fair presentation have been included. The unaudited consolidated financial statements presented herein have been prepared in accordance with the accounting policies described with respect to the Company’s audited annual financial statements and should be read in accordance therewith. Complete audited annual consolidated financial statements were issued for the year ended December 31, 2001, and can be found in Kentucky River Properties LLC’s S-4 report filed with the Securities and Exchange Commission, declared effective June 10, 2002. The results of operations for the nine-month period ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

(2)    Organization

(a)    Restructuring and Subsequent Events

On February 14, 2002, Kentucky River Coal Corporation (the Company) announced a proposed restructuring to convert to S corporation status for federal income tax purposes. On July 29, 2002 the restructuring was approved at a special meeting of the Company’s shareholders. The Company has elected to be treated as an S Corporation for federal income tax purposes beginning in January 2003.

On February 14, 2002, Kentucky River Properties LLC (the Registrant), was formed. On March 1, 2002, the Registrant filed a registration statement with the Securities and Exchange Commission relating to the proposed corporate restructuring of the Company to convert to S Corporation status. On June 10, 2002, the registration statement, initially filed on March 1, 2002, became effective.

On July 29, 2002, at a special shareholders’ meeting, the shareholders of the Company approved the restructuring. Pursuant to the restructuring, on July 31, 2002, each minority share of the Company was converted into the right to receive $4 in cash and a subscription right to subscribe for one Kentucky River Properties LLC membership unit at an exercise price of $4 per membership unit. A minority share of the Company is a share held by a shareholder who did not qualify to become a shareholder of the S Corporation. On July 31, 2002, the minority shares converted were 21,491 resulting in an obligation to minority shareholders of $85,964. As of September 30, 2002, the obligation to minority shareholders was $1,291 for 491 minority shares outstanding. On December 1, 2002, the subscription rights for Kentucky River Properties LLC membership units will become exercisable and will remain exercisable for a 30-day period. The subscription rights will expire at 5:00 p.m., Eastern Time, on December 30, 2002.

On August 2, 2002, the Company entered into a financing arrangement, pursuant to a March 2002 commitment letter, that permits the Company to borrow up to $20,000 at one month LIBOR plus 2.25%. The Company must retain $1,000 in an account with its lender as a compensating balance. As of September 30, 2002, the Company had borrowed $3,000 and had $17,000 available from this financing arrangement. In addition, the

Company, its lender and the Registrant entered into an assumption agreement providing for the assumption of the Company’s obligations under the financing arrangement by the Registrant when the Company transfers substantially all of its assets and liabilities to the Registrant, expected on or before November 30, 2002, as part of the restructuring. As of September 30, 2002, the Registrant’s only asset was cash of $205 that was included in the consolidated financial statements of the Company.

(b)    Business

The Company and its subsidiaries are primarily engaged in leasing mineral reserves and, to a lesser degree, participating in partnerships and joint ventures which explore for and develop oil and gas properties. The majority of the Company’s revenue-producing properties are located in Eastern Kentucky.

(c)    Consolidation Practice

The accompanying consolidated financial statements include the accounts of Kentucky River Coal Corporation and its wholly-owned subsidiaries, Kentucky River Properties LLC (the Registrant), KRCC Oil & Gas, LLC, Florida Kentucky Timberlands, Inc., The Kent-Mar Corporation, Timberlands, LLC, and Tennis Capital, Inc., prior to its merger into the Company on August 31, 2002. All significant intercompany accounts and transactions have been eliminated. On January 1, 2002, KRCC Oil and Gas, Inc. and Timberlands, Inc. were merged into KRCC Oil & Gas, LLC and Timberlands, LLC, respectively.

(d)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)    Recently Adopted Accounting Pronouncements

Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The SFAS requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption of SFAS No. 142 did not have an effect on the consolidated financial statements of the Company.

Effective January 1, 2002, the Company adopted FASB SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement.

SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, (Opinion No. 30) for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management’s ability to provide information that helps financial statement users assess the effects of a disposal transaction on the ongoing operations of an entity. The adoption of SFAS No. 144 did not have an effect on the consolidated financial statements of the Company.

Effective May 15, 2002, Statement of Financial Accounting Standards No. 145, Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS Statement No. 13, and Technical Corrections, updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for eleven certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 related to SFAS No. 4 and SFAS No. 13 are effective for fiscal years beginning and transactions occurring after May 15, 2002, respectively. The adoption of SFAS No. 145 did not have an effect on the consolidated financial statements of the Company.

Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. It is anticipated that the financial impact of SFAS No. 146 will not have an effect on the consolidated financial statements of the Company.

(4)    Securities

The change in net unrealized holding gains (losses) on trading securities that has been included in net income is $0 and $(7,703) for the nine months ended September 30, 2002 and 2001, respectively, and $0 and $(3,896) for the three months ended September 30, 2002 and 2001, respectively.

The amortized cost and approximate fair value of securities and the gross unrealized gains and losses at September 30, 2002 and December 31, 2001 follow:

	September 30, 2002
	(Unaudited) Unrealized
	Amortized cost	Gains	Losses	Fair value
Available-for-sale securities—
Corporate equity securities	$872	665	—	1,537
U.S. Treasury securities	—	—	—	—

	$872	665	—	1,537

Held-to-maturity securities—
U.S. Treasury securities	$—	—	—	—

	December 31, 2001
	Unrealized
	Amortized cost	Gains	Losses	Fair value
Available-for-sale securities—
Corporate equity securities	$10,947	2,223	199	12,971
Corporate bonds	5,503	130	4	5,629
U.S. Treasury securities	754	—	—	754

	$17,204	2,353	203	19,354

Held-to-maturity securities—
U.S. Treasury securities	$20,552	163	3	20,712

As of September 30, 2002, the Company held no debt securities with contractual maturities.

Proceeds from the sale of available-for-sale securities were $36,390 and $9,683 in the nine months ended September 30, 2002 and 2001, respectively.

Gross realized gains on sales of available-for-sale securities were $1,952 and $187 in the nine months ended September 30, 2002 and 2001, respectively. Gross realized losses on sales of available-for-sale securities were $441 and $30 in the three months ended September 30, 2002 and 2001, respectively.

(5)    Earnings Per Share

The following data details the amounts used in computing earnings per share from continuing operations and the effect on income and the weighted average number of shares of dilutive potential common stock.

	Nine Months Ended September 30,		Three Months Ended September 30,
	2002	2001	2002	2001
Net income attributable to shareholders for basic and diluted earnings per share	$15,849	10,099	3,849	1,815

Weighted average number of common shares used in basic earnings per share	56,904	61,963	47,422	61,278
Effect of dilutive securities—stock options	29	68	—	68

Weighted number of common and dilutive potential common shares used in diluted earnings per share	56,933	62,031	47,422	61,346

(6)    Benefit Plans

In 1980, the Company adopted a stock option plan (the Plan) for eligible employees. The Plan provides for granting of stock options to purchase shares of common stock at an exercise price equal to the fair value of the stock on the day the option is granted. Options may be exercised for a two-year period beginning on the date of grant.

The fair value of each option is estimated on the date of grant using the minimum value method (excluding a volatility assumption) with the following weighted average assumptions: 2002—no options were granted during the nine months ended September 30; 2001—expected dividend yield 7.31%, risk-free interest rate of 3.21%, and an expected life of 2 years.

Stock option activity during the periods indicated is as follows:

	Number shares	Weighted average exercise price
Balance at December 31, 2000	662	$2,890
Granted	339	2,850
Expired	(336)	2,925
Exercised	(33)	2,890

Balance at December 31, 2001	632	$2,850
Granted	0	0
Expired	(3)	2,930
Exercised	(629)	2,850

Balance at September 30, 2002	0	$0

At September 30, 2002 and September 30, 2001, the number of options exercisable was 0 and 632, respectively, and the weighted average exercise price of these options was $0 and $2,850, respectively.

(7)    Commitments and Contingencies

In 1996, the Company committed to fund $3,000 in capital contributions to a limited partnership formed for the purpose of investing in various companies. The commitment period had a term of five years and, as of September 30, 2002 and December 31, 2001, $2,911 had been advanced to the limited partnership. The balance at September 30, 2002 and December 31, 2001 of $2,554 is included in other assets—investment in limited partnerships in the consolidated financial statements.

In 2001, the Company committed to fund $2,000 in capital contributions to another limited partnership formed for the purpose of investing in various companies. The commitment period has a term of five years and, as of September 30, 2002 and December 31, 2001, $20 had been advanced to the limited partnership and is included in other assets—investment in limited partnerships in the consolidated financial statements.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.